1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ANNOUNCES CLOSING OF C$126.5 MILLION BOUGHT DEAL
PUBLIC OFFERING OF CONVERTIBLE DEBENTURES

November 19, 2009, Vancouver, BC – Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that it has closed its previously announced bought deal offering of senior unsecured convertible debentures (the “Debentures”) with a syndicate of underwriters (the “Offering”). The underwriters have exercised their over-allotment option resulting in aggregate gross proceeds of C$126.5 million.

Ferdi Dippenaar, President and CEO, commented: “We are pleased to have completed a very successful transaction that provides Great Basin Gold with the capital it requires to fully develop the Burnstone project.” Net proceeds from the Offering will be used for repayment of amounts drawn down on the Company’s project finance facility, development of the Company’s Burnstone project (replacing the proposed Burnstone project finance facility) and general corporate purposes.

The Debentures are senior unsecured obligations of the Company and are guaranteed on a senior unsecured basis by each subsidiary through which the Company holds title to the Burnstone project. The Debentures will rank pari passu with all existing and future senior unsecured indebtedness of Great Basin Gold, except as it relates to the subsidiary guarantees above. The Debentures will be effectively subordinated to all existing and any future secured debt of the Company to the extent of the assets securing such debt.

The Debentures will mature on November 30, 2014 and will accrue interest at the rate of 8.0% per annum payable on a semi-annual basis. At the holder's option, the Debentures may be converted into common shares of Great Basin Gold at any time up to the maturity date. The conversion price will be C$2.15 for each common share, subject to adjustment in certain circumstances.

The Debentures will not be redeemable before November 30, 2012. From November 30, 2012 through to the maturity date, Great Basin Gold may, at its option, redeem the Debentures, in whole or in part, at par plus accrued and unpaid interest provided that the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least C$2.90.

The Debentures have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registrations requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

For additional details on Great Basin Gold and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address financing events or technical developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include financial market conditions, metals prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.